February 26, 2019

Ronny Yakov
Chief Executive Officer
The OLB Group, Inc.
200 Park Avenue
Suite 1700
New York, NY 10166

       Re: The OLB Group, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 14, 2019
           CIK No. 0001314196

Dear Mr. Yakov:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 4, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Capitalization, page 39

1. Please include an adjustment for the proceeds of the offering that will be used to repay a portion of your outstanding debt. Additionally, please tell us why you include both pro forma and pro forma as adjusted columns and if necessary, revise the bullet points preceding the table to explain what each column represents.
 Ronny Yakov
FirstNameGroup, Inc.
The OLB LastNameRonny Yakov
Comapany NameThe OLB Group, Inc.
February 26, 2019
February 26, 2019 Page 2
Page 2
FirstName LastName
Business
Our Industry, page 46

2. You advise that you have revised the prospectus in response to prior comment 10. We note, however, that no revisions have been made. Please provide the date of publication of the Nilson Report.
Description of Our CrowdPay Business, page 51

3. In response to prior comment 11, you include a discussion of certain requirements that apply to issuers under Regulation D, Regulation Crowdfunding, and Regulation A+.
         Please also address the different requirements that apply to you as a registered funding portal in offerings conducted under Regulation Crowdfunding and as an unregistered intermediary in offerings conducted under Regulation D and Regulation A+. With regard to each type of offering, specifically describe the scope of the services that you may provide and the fees that you may collect without being deemed a broker-dealer. Refer to
         Item 101(h)(4)(ix) of Regulation S-K.
Certain Relationships and Related Party Transactions, page 64

4. We note your revised related party transaction disclosure in response to prior comment 12 does not include the $163,000 that you borrowed from Mr. Herzog pursuant to the terms of a promissory note dated July 12, 2016. Please revise or advise. Also, please disclose the material terms of the transaction(s) underlying the accrued expenses due to related parties totaling $81,694 or tell us why they are not required to be disclosed. See Item
         404(d) of Regulation S-K.
Interim Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Principles of Consolidation, page F-17

5. Please tell us the amount of revenue attributable to Omnisoft and CrowdPay for each period in which they were presented and where they are reflected in the financial statements provided.
Revenue and cost recognition, page F-19

6. We noted your response to prior comment 16. If you are reporting your financial statements in conformity with U.S. GAAP, you are required to comply with either ASC
         605 or ASC 606, regardless of your Emerging Growth Company status. Please tell us which accounting standard you are using to recognize revenue. To the extent you have not yet adopted ASC 606, revise to include a discussion of the impact that this standard will have on your financial statements when adopted and clearly disclose when you intend to adopt such standard. Refer to SAB Topic 11.M.
 Ronny Yakov
The OLB Group, Inc.
February 26, 2019
Page 3
Unaudited Pro Forma Condensed Combined Financial Information, page F-47

7. We noted your response to comment 17. Please explain further why you believe pro forma adjustments for amortization expense related to the stepped up basis in acquired intangible assets and interest expense related to the change in outstanding debt are not necessary
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,

FirstName LastNameRonny Yakov                               Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameThe OLB Group, Inc.
                                                            and Services
February 26, 2019 Page 3
cc:       Barry I. Grossman
FirstName LastName